Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

300 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

June 16, 2020

3.	News Release

A news release dated June 17, 2020 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

On June 17, 2020 the Company announced that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to C$34,500,000 (or its U.S. dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold through the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

5.	Full Description of Material Change

On June 17, 2020 the Company announced that it has established the ATM Program that allows the Company to issue up to C$34,500,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold through the ATM Program will be sold through the TSX, the NYSE or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated June 16, 2020 among the Company, AltaCorp Capital Inc., as Canadian agent, and Oppenheimer & Co. Inc., as U.S. agent (collectively, the “Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 21, 2020, unless terminated prior to such date by the Company or the Agents. As Common Shares sold in the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution. The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) working capital; (ii) capital expenditures; (iii) debt repayments; and (iv) potential future acquisitions.

The offering under the ATM Program will be made pursuant to a prospectus supplement dated June 16, 2020 (the “Prospectus Supplement”) to the Company’s Canadian amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”), and pursuant to a prospectus supplement dated June 16, 2020 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) (File No. 333-228924) filed with the United States Securities and Exchange Commission on December 20, 2018. The Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada: AltaCorp Capital Inc., Suite 3530, 66 Wellington Street West, Toronto, ON M5K 1A1, or by telephone at (647) 776-8230 , or by email at accdealflow@altacorpcapital.com, or in the U.S.: Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Attention: Equity Syndicate Prospectus Department, by e-mail at equityprospectus@opco.com or by calling (212) 667-8055.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

June 17, 2020